UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProPetro Holding Corp.
Full Name of Registrant

N/A
Former Name if Applicable

1706 S. Midkiff, Bldg. B
Address of Principal Executive Office (Street and Number)

Midland, TX 79701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPetro Holding Corp. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “Form 10-Q”) by August 9, 2019, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 8, 2019, the Audit Committee of the Company’s Board of Directors, with assistance of independent outside counsel and accounting advisors, is in the process of conducting an internal review which initially focused on the Company’s disclosure of agreements previously entered into by the Company with AFGlobal Corporation for the purchase of Durastim® hydraulic fracturing fleets and effective communications related thereto.  The review was later expanded to, among other items, review expense reimbursements and certain transactions involving related parties or potential conflicts of interest. Substantial work related to the review has been completed to date, and the Committee expects to complete its review within the next 30 days. The Company will not be in a position to file the Form 10-Q until the Audit Committee completes its review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dale Redman	432	688-0012
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file the Form 10-Q in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

ProPetro Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 8, 2019	By:	/s/ Dale Redman
		Name:	Dale Redman
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).